Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Reilly Ph: 617 914 6524	Elan Matt Dallas Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

TYSABRI® CELEBRATES ONE-YEAR ANNIVERSARY
AS A TREATMENT FOR MULTIPLE SCLEROSIS

As of Mid-July, Approximately 14,000 Patients on Therapy Worldwide

Cambridge, MA and Dublin, Ireland – July 23, 2007 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today the one-year anniversary of TYSABRI® (natalizumab) as a treatment for relapsing forms of multiple sclerosis (MS).  One year following its return to market in the US and introduction in the European Union, the companies estimate that as of mid-July 2007 in both commercial use and clinical trials approximately 14,000 patients are currently on TYSABRI therapy worldwide.

As of mid-July 2007:
•	In the US, over 8,600 patients are on TYSABRI commercially and over 1,800 physicians have prescribed the therapy;
•	In the EU, over 4,300 patients are on TYSABRI therapy commercially; and
•	In global clinical trials, approximately 1,000 patients are on TYSABRI therapy.

“Over the past year I have seen my patients benefit greatly from TYSABRI.  As expected from clinical trials, TYSABRI is having a positive impact on their lives.  The compelling efficacy of TYSABRI offers MS patients hope in the management of their disease,” said Dr. Howard Rossman, medical director, MS Center, Michigan Institute for Neurological Disorders in Farmington Hills, Michigan, and clinical professor of neurology at Michigan State University.  “Increased experience with TYSABRI will continue to inform us and contribute to our understanding of the important role of this therapy for people living with MS.”

“TYSABRI has had an incredible effect, and the improvements I have experienced are very real.  I understand there are important risks to this therapy, but the benefits of TYSABRI were far too important for my family and me to overlook,” said TYSABRI patient, Mike Lynch.

In July 2006, TYSABRI was reintroduced in the US under the TOUCH Prescribing Program, a restricted distribution program, and was also introduced in the EU under a risk management plan.  These programs were developed due to the increased risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability.

About TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the US and relapsing-remitting MS in the European Union.  According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of PML.  Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones.  Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants.   Herpes infections were slightly more common in patients treated with TYSABRI.  In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

TYSABRI is approved in the United States, European Union, Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI.  These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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